Mail Stop 6010


	April 24, 2006


J. Robert Paulson, Jr.
Chief Executive Officer
Restore Medical, Inc.
2800 Patton Road
St. Paul, Minnesota 55113

Re:	Restore Medical, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed April 14, 2006
	Registration No. 333-132368

Dear Mr. Paulson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. Please remove the captions "Sole Book-Running Manager" and "Co-Lead Manager" in order to comply with the staff`s long standing position on cover page content.

Our Market Opportunity, page 1

2. We note from the April 2004 report in the Journal of the American
Medical Association that you provided to us that "[i]n the United States, 75% to 80% of OSA cases that could benefit from treatment remain undiagnosed." Clarify and balance your disclosure under this caption to state that a significant percentage of your potential market does not seek treatment or obtain evaluation and diagnosis of
OSA. It appears that expanded risk factor disclosure may also be appropriate.

Dilution, page 22

3. We note the revisions you have made in response to prior comment
8. Please continue your revisions to indicate the changes that would occur in the table at the bottom of page 22 if you assume the exercise of all outstanding options and warrants.

Principal Stockholders, page 74

4. We note your response to prior comment 21. If voting and/or investment control over the shares held by any of the named entities is maintained by that entity`s board of directors, general partners, or similar groups or entities, please include appropriate disclosure.
If the voting and/or investment control is held by a limited number of natural persons, identify them.

Common Stock, page 81

5. We note your response to prior comment 23 and that you have elected to retain the disclosure that the shares to be issued by you in your offering will be, when issued and paid for, validly issued, fully paid and nonassessable. Since you have elected to retain this disclosure, please indicate that you have relied upon the opinion of
Dorsey & Whitney LLP and ensure that the consent included by Dorsey &
Whitney LLP in the filed legality opinion specifically consents to the disclosure in this section of your prospectus.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2 and consent

6. We note your response to prior comment 25. We reissue our prior comment in its entirety.

Note 10 - Stock Options, page F-31

7. We note your response to prior comment 30. We reissue our prior comment in its entirety.

Back Cover Page of Prospectus

8. We note your first sentence at the top of the first column cautioning investors that they "should rely only on the information contained in this prospectus." Please consider whether this disclaimer, in its current form, is consistent with your ability to use free writing prospectuses.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin L. Vaughn at (202) 551-3643 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3800 with any other questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Kenneth L. Cutler, Esq.
	Robert A. Kuhns, Esq.
J. Robert Paulson, Jr.
Restore Medical, Inc.
April 24, 2006
Page 3